PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	March 31,	December 31,
	2007	2006

Assets
Current assets
Cash and cash equivalents	$2,463	$10,302
Accounts receivable	277,094	270,135
Petroleum product inventory	74,234	85,868
Prepaid expenses	2,596	16,381
Financial derivative instruments	2,991	12,909
	359,378	395,595

Investments	3,397	4,320
Deferred financing charges		12,351
Property, plant and equipment	2,352,137	2,333,537
Intangible assets	188,028	193,592
Goodwill	431,353	431,353
Long-term financial derivative instruments	156	171
	$3,334,449	$3,370,919
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$330,667	$295,003
Cash distributions payable	22,010	21,506
Distributions payable to non-controlling interests		677
Financial derivative instruments	11,205	22,602
	363,882	339,788

Long-term debt - revolving term credit facilities (note 3)	688,020	702,993
Long-term debt - convertible debentures (note 3)	277,544	285,792
Asset retirement obligation (note 4)	50,112	49,614
Long-term financial derivative instruments	37,370	43,336
Other long-term liabilities (note 8)	15,899	16,305
Future income taxes	296,665	309,006
Non-controlling interests (note 5)
USOGP operations	76,509	81,111

Unitholders’ equity
Unitholders’ contributions (note 6)	2,270,228	2,254,048
Convertible debentures equity component	18,509	18,522
Contributed surplus (note 8)	1,015	1,315
Accumulated other comprehensive income	(46,722)	(42,294)
Accumulated income	288,514	238,208
Accumulated cash distributions	(1,003,096)	(926,825)
	1,528,448	1,542,974
	$3,334,449	$3,370,919

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)
	Three months ended
	March 31,
	2007	2006

Revenue (note 7)
Revenue	$578,554	$589,972
Realized gain (loss) on financial derivative instruments	495	(1,437)
Unrealized gain (loss) on financial derivative instruments	8,626	(34,829)
	587,675	553,706

Expenses
Cost of goods sold	375,001	422,729
Production, operating and maintenance	46,322	44,006
Transportation	6,649	5,758
Depletion, depreciation and accretion	73,544	52,910
General and administrative (note 8)	30,117	18,452
Interest on bank debt	9,851	6,638
Interest and accretion on convertible debentures	6,423	6,094
Amortization of deferred financing charges	-	918
Foreign exchange loss (gain) and other	208	(695)
	548,115	556,810

Income (loss) before taxes and non-controlling interests	39,560	(3,104)

Capital taxes	258	1,286
Current and withholding taxes	5,377	4,843
Future income tax recovery	(12,885)	(33,838)
	(7,250)	(27,709)

Net income before non-controlling interests	46,810	24,605
Non-controlling interests
USOGP operations	(3,496)	270
Exchangeable shares	-	135
Net income	50,306	24,200

Accumulated income, beginning of period	$238,208	$97,288
Accumulated income, end of period	$288,514	$121,488
Net income per unit – basic	$0.24	$0.13
Net income per unit – diluted	$0.24	$0.13

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2007	2006
Cash provided by operating activities
Net income for the period	$50,306	$24,200
Add (deduct) non-cash items:
Depletion, depreciation and accretion	73,544	52,910
Non-cash interest expense and other	1,360	1,559
Non-cash unit based compensation (note 8)	(3,578)	(623)
Unrealized (gain) loss on financial derivative instruments (note 7)	(8,626)	34,829
Unrealized foreign exchange loss (gain)	503	(536)
Future income tax recovery	(12,885)	(33,838)
Net (loss) income attributable to non-controlling interests	(3,496)	405
Cash flow from operations before changes in working capital
and site restoration expenditures	97,128	78,906
Site restoration expenditures	(1,226)	(1,143)
Change in non-cash operating working capital	54,669	90,159
	150,571	167,922
Cash used for financing activities
Decrease in long-term debt	(8,156)	(77,936)
Declared distributions to unitholders	(76,271)	(68,350)
Declared distributions to non-controlling interests	(3,587)	(356)
Issue of trust units, net of issue costs	15,593	10,176
Contributions by non-controlling interests	2,481
Change in non-cash financing working capital	(173)	(1,071)
	(70,113)	(137,537)

Cash used for investing activities
Capital expenditures	(52,317)	(53,908)
Oil and gas property acquisitions, net	(44,002)	(1,395)
Proceeds on sale of assets	7,624	11,517
Reclamation fund contributions	(1,226)	(643)
Reclamation fund withdrawals	1,226	1,143
Change in non-cash investing working capital	398	(11,138)
	(88,297)	(54,424)

Decrease in cash and cash equivalents	(7,839)	(24,039)
Cash and cash equivalents beginning of period	10,302	32,113
Cash and cash equivalents end of period	$2,463	$8,074

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$13,405	$12,590
Cash taxes paid	$7,787	$4,934

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2007	2006

Net Income	$50,306	$24,200

Other comprehensive income, net of taxes
Foreign currency translation adjustments	(3,639)	1,162
Unrealized loss on available-for-sale investments (net of taxes of $134)	(789)	-
	(4,428)	1,162

Comprehensive Income	$45,878	$25,362

Accumulated other comprehensive income, beginning of period	(42,294)	(41,785)
Other comprehensive income	(4,428)	1,162
Accumulated other comprehensive income, end of period	$(46,722)	$(40,623)
Accumulated income, end of period	288,514	121,488
Total accumulated income and accumulated other comprehensive
income, end of period	$241,792	$80,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

March 31, 2007

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2006.

1. Significant accounting policies

The interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2006 and are consistent with policies adopted in the first quarter of 2006, except as described in note 2. Certain comparative numbers have been reclassified to conform with the current period’s presentation.

2. Changes in accounting policies and practices

Financial instruments

Effective January 1, 2007, Provident adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 Financial Instruments - Recognition and Measurement, 1530 Comprehensive income, and 3861 Financial Instruments - Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, Provident has elected not to apply hedge accounting, consistent with prior periods.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated, except that the “Cumulative translation adjustment” has been reclassified to “Accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are included with the associated financial instrument and amortized accordingly.

Several adjustments in the Trust’s consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Long-term debt and deferred financing charges

Prior to the adoption of the new standards, financing charges related to long-term debt were included in “Deferred financing charges” on the Trust’s Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 Financial Instruments - Recognition and Measurement, the Trust’s long-term debt - revolving credit facilities is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, “Deferred financing charges” of $3.0 million, and prepaid interest of $8.5 million, which were previously recorded as assets of the Trust, were reclassified to “Long-term debt - revolving credit facilities” on the Consolidated Balance Sheet. The accounting treatment for “Long-term debt - convertible debentures” is the same as in prior periods, except that related deferred financing charges are now included in the carrying amount. Deferred financing charges of $9.4 million were reclassified to “Long-term debt - convertible debentures” on the Consolidated Balance Sheet.

Comprehensive income

The interim consolidated financial statements now include a new Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income. Other comprehensive income includes foreign currency translation adjustments relating to self-sustaining foreign operations and unrealized gains and losses on available-for-sale investments, net of the related future income tax on those items.

3. Long-term debt

	As at March 31, 2007	As at December 31, 2006
Revolving term credit facilities	$688,020	$702,993
Convertible debentures	277,544	285,792
	$965,564	$988,785

(i)	Revolving term credit facility

At March 31, 2007 Provident had $925 million and USD $158 million term credit facilities, consistent with December 31, 2006. At March 31, 2007, $628.4 million was drawn on the Canadian facility and $59.6 million was drawn on the USD facility. Included in the carrying value at March 31, 2007 is financing costs of $3.6 million.

At March 31, 2007 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $38.2 million. The guarantees totaled $31.9 million at December 31, 2006.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the three month period ended March 31, 2007, $0.2 million of the face value of debentures were converted to trust units at the election of debenture holders (2006 - $0.6 million). Included in the carrying value at March 31, 2007 is financing costs of $8.7 million. The following table details each convertible debenture:

Convertible Debentures	As at March 31, 2007		As at December 31, 2006
($ 000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$138,601	$150,000	$142,860	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	90,408	99,024	93,134	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,184	25,114	24,402	25,114	July 31, 2009	12.00
8.75% Convertible Debentures	24,351	25,729	25,396	25,972	Dec. 31, 2008	11.05
	$277,544	$299,867	$285,792	$300,110
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

4. Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three months ended March 31,
($000s)	2007	2006
Carrying amount, beginning of period	$49,614	$41,133
Change in estimate	-	157
Increase in liabilities incurred during the period	802	262
Settlement of liabilities during the period	(1,226)	(1,143)
Decrease in liabilities due to disposition	-	(773)
Accretion of liability	922	894
Carrying amount, end of period	$50,112	$40,530

5. Non-controlling interests - USOGP
	Three months ended March 31,
	2007	2006
Non-controlling interests, beginning of period	$81,111	$11,885
Net (loss) income attributable to non-controlling interests	(3,496)	270
Distributions to non-controlling interests	(3,587)	(356)
Investments by non-controlling interests	2,481	-
Non-controlling interests, end of period	$76,509	$11,799
Accumulated income attributable to non-controlling interests	$2,018	$2,789

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at March 31, 2007 to approximately 4.4 percent (December 31, 2006 - 4.4 percent).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its financial statements, with the partner’s interest recorded as non-controlling interest. Contributions by the non-controlling interest were $2.5 million in the quarter ended March 31, 2007 (2006 - nil).

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering of 6,900,000 common units at U.S. $18.50 per unit resulted in approximately 34 percent of the MLP held by partners not related to Provident.

6. Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

	Three months ended March 31,
	2007		2006
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	211,228,407	$2,254,048	188,772,788	$1,971,707
Exchangeable share conversions	-	-	109,947	1,417
Issued pursuant to unit option plan	490,210	5,173	225,399	1,881
Issued pursuant to the distribution reinvestment plan	646,840	7,285	504,914	5,399
To be issued pursuant to the distribution reinvestment plan	270,378	3,472	237,000	3,018
Debenture conversions	21,989	250	53,927	640
Balance at end of period	212,657,824	$2,270,228	189,903,975	$1,984,062

The per trust unit amounts for the quarter ended March 31, 2007 were calculated based on the weighted average number of units outstanding of 211,731,407 (2006 - 189,134,192). The diluted per trust unit amounts for 2007 are calculated including an additional 237,253 trust units (2006 - 437,489) for the dilutive effect of the unit option plan. Provident’s convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

7. Revenue

	Three months ended March 31,
	2007	2006
Gross production revenue	$147,427	$142,085
Product sales and service revenue	455,361	473,037
Royalties	(24,234)	(25,150)
Revenue	$578,554	$589,972

Realized gain (loss) on financial derivative instruments	495	(1,437)
Unrealized gain (loss) on financial derivative instruments	8,626	(34,829)
	$587,675	$553,706

The realized gain (loss) on financial derivative instruments for the quarter ended March 31, 2007 of $0.5 million (2005 - loss of $1.4 million) relates to the cash settlement on derivative instruments.

8. Unit based compensation

(i)	Restricted/Performance units

Certain employees of the Trust’s subsidiaries are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units. The grants are based on criteria designed to recognize the long term value of the employee to the organization. RTUs vest evenly over a period of three years commencing at the grant date. Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units. PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on the Trust’s performance vis-à-vis other trusts’ performance based on certain benchmarks.

As of March 31, 2007 there were 1,244,736 RTUs and 4,230,451 PTUs outstanding (December 31, 2006 - 571,423 RTUs and 1,704,234 PTUs). The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period. At March 31, 2007, $8.4 million (December 31, 2006 - $2.3 million) is included in accounts payable and accrued liabilities for this plan and $12.1 million (December 31, 2006 - $13.3 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RTUs and PTUs.

Three months ended March 31,	2007	2006
Cash general and administrative	$1,948	$408
Non-cash unit based compensation (included in general and administrative)	4,638	1,195
Operating expense	338	-
	$6,924	$1,603

(ii)	Unit option plan

The Trust option plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident were eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust option plan. Options were granted at a “strike price” which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest six months after grant and every year thereafter in equal increments. In October 2005, a restricted/performance unit program (see (i)) was approved. This program replaces the unit option plan. Unit options in existence will continue to be outstanding.

	Three months ended March 31,
	2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,114,808	$11.09	3,205,625	$11.11
Exercised	(490,210)	11.23	(225,399)	10.83
Forfeited	(8,733)	11.28	-	-
Outstanding, end of period	1,615,865	11.04	2,980,226	11.13
Exercisable, end of period	1,551,205	$11.04	2,130,483	$11.16

At March 31, 2007, the Trust had 1,615,865 options outstanding with strike prices ranging from $10.49 to $12.14 per unit. The weighted average remaining contractual life of the options was 1.42 years and the weighted average exercise price was $11.04 per unit excluding average potential reductions to the strike prices of $1.48 per unit.

At March 31, 2006, the Trust had 2,980,226 options outstanding with strike prices ranging between $10.40 and $12.14 per unit. The weighted average remaining contractual life of the options was 1.99 years and the weighted average exercise price was $11.13 per unit excluding average potential reductions to the strike prices of $1.27 per unit.

The following table reconciles the movement in the contributed surplus balance.

Three months ended March 31,	2007	2006
Contributed surplus, beginning of the period	$1,315	$1,675
Non-cash unit based compensation (included in general and administrative)	37	140
Benefit on options exercised charged to unitholders’ equity	(337)	(122)
Contributed surplus, end of period	$1,015	$1,693

(iii)	Unit appreciation rights

Certain employees of the Trust’s U.S. subsidiaries are granted unit appreciation rights (UARs) which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units. UARs vest evenly over a period of three years commencing one year after grant and expire after four years.

The UARs upon vesting provide certain employees entitlement to receive a cash payment equal to the excess of the market price of the Trust’s units over the exercise price of the right less notionally accrued distributions in excess of an eight percent return. These prices are denominated in U.S. dollars and are based on quoted U.S. distributions and market prices.

The fair value associated with the UARs is expensed in the statement of operations over the vesting period. At March 31, 2007, $1.6 million (December 31, 2006 - $2.5 million) is included in accounts payable and accrued liabilities for this plan and $0.1 million (December 31, 2006 - $0.1 million) is included in other long-term liabilities. The following table reconciles the expense recorded for UARs.

Three months ended March 31,	2007	2006
Cash general and administrative	$914	$-
Non-cash unit based compensation (included in general and administrative)	(876)	704
	$38	$704

The following table summarized the information about UARs:

Three months ended March 31,	2007		2006
	Number of Unit Appreciation Rights	Weighted Average Exercise Price (U.S.$)	Number of Unit Appreciation Rights	Weighted Average Exercise Price (U.S.$)
Outstanding, beginning of period	472,521	$8.41	768,693	$8.34
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, end of period (1)	472,521	$9.40	768,693	$8.34
Exerciseable, end of period	81,852	$9.39	22,704	$8.92
Weighted average remaining contract life (years)	1.33		2.34
Average potential reductions to exercise price	$1.19		$0.85
(1) A cash payment of $0.9 million in the first quarter of 2007 resulted in an adjustment to the weighted average exercise price.

(iv)	Other unit based compensation

Pursuant to employment agreements between the Trust’s U.S. subsidiaries and certain employees, the employees are eligible to receive cash compensation in relation to the value of a specified number of underlying notional units. The value of each notional unit is determined on the basis of a valuation of the U.S. subsidiaries as at the end of the fiscal period. At March 31, 2007 there were 2,755,566 notional units outstanding under the key employee plan (December 31, 2006 - 2,755,566) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date. There were 6,234,931 notional units outstanding under the phantom unit plan (December 31, 2006 - 12,984,001) of which all notional units vest immediately and are payable 90 days from the fiscal year-end. At March 31, 2007, $5.1 million (December 31, 2006 - $13.4 million) is included in accounts payable and accrued liabilities for these plans, and $3.7 million (December 31, 2006 - $2.9 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for the other unit based compensation plans.

Three months ended March 31,	2007	2006
Cash general and administrative	$11,189	$3,807
Non-cash unit based compensation (included in general and administrative)	(7,377)	(2,662)
	$3,812	$1,145

9. Subsequent events

Offer to acquire Capitol Energy

On May 3, 2007, the Trust announced that an agreement has been reached with Capitol Energy Resources Ltd. (“Capitol”) whereby the Trust will make an offer to acquire all the outstanding shares of Capitol for cash consideration of $467 million, plus assumption of debt of approximately $41 million, for a total estimated transaction value of $508 million.

Capitol’s principal asset is a long-life resource play at Dixonville, Alberta. The field is being developed using horizontal wells and will be exploited using waterflood technology. All of the production is operated with 100 percent working interest. Proved plus probable reserves have been estimated, by independent reserves evaluators, at 30 million barrels of oil equivalent.

The transaction will be conditional on two-thirds of Capitol shareholders tendering to the offer, as well as on regulatory approvals and other conditions typical for this type of transaction.

In conjunction with the offer, the Trust entered into a bought deal agreement with a syndicate of underwriters to issue 25,490,197 subscription receipts (plus an over-allotment option of up to 3,823,530 subscription receipts) at a price of $12.75 per subscription receipt for proceeds of approximately $325 million. Each subscription receipt entitles the holder to receive one trust unit upon the acquisition by the Trust of not less than two-thirds of the outstanding common shares of Capitol. The financing is expected to close on or about May 24, 2007. The remaining purchase price will be funded through the Trust’s existing credit facilities.

A member of the Trust’s Board of Directors is also a member of Capitol’s Board of Directors. The director was not involved in any discussions relating to the transaction and did not attend any of the Trust’s Board meetings associated with the transaction.

Increased credit facility

On May 4, 2007, the Canadian revolving term credit facility was increased from $925 million to $1,125 million.

10. Segmented Information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and Midstream.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented as well as the midstream business that operates in both Canada and the U.S.A.

	Three months ended March 31, 2007
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream (1)	Total
Revenue
Gross production revenue	$105,198	$42,229	$147,427	$-	$147,427
Royalties	(19,685)	(4,549)	(24,234)	-	(24,234)
Product sales and service revenue	-	-	-	455,361	455,361
Realized gain (loss) on financial derivative instruments	(845)	3,429	2,584	(2,089)	495
	84,668	41,109	125,777	453,272	579,049
Expenses
Cost of goods sold	-	-	-	375,001	375,001
Production, operating and maintenance	26,261	16,639	42,900	3,422	46,322
Transportation	1,709	-	1,709	4,940	6,649
Foreign exchange gain and other	(295)	-	(295)	-	(295)
Cash general and administrative	7,237	19,490	26,727	6,968	33,695
	34,912	36,129	71,041	390,331	461,372
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	49,756	4,980	54,736	62,941	117,677
Non-cash revenue
Unrealized gain/(loss) on financial derivative instruments	(15,051)	(12,241)	(27,292)	35,918	8,626

Other expenses
Depletion, depreciation and accretion	55,298	7,088	62,386	11,158	73,544
Interest on bank debt	2,336	507	2,843	7,008	9,851
Interest and accretion on convertible debentures	943	2,652	3,595	2,828	6,423
Amortization of deferred financing charges	-	-	-	-	-
Unrealized foreign exchange loss (gain)	-	-	-	503	503
Non-cash unit based compensation	986	(6,073)	(5,087)	1,509	(3,578)
Internal management charge	(404)	404	-	-	-
Capital taxes	258	-	258	-	258
Current and withholding taxes	35	819	854	4,523	5,377
Future income tax (recovery) expense	(20,237)	(4,927)	(25,164)	12,279	(12,885)
	39,215	470	39,685	39,808	79,493
Non-controlling interest - USOGP	-	(3,496)	(3,496)	-	(3,496)
Non-controlling interest - Exchangeables	-	-	-	-	-
Net income (loss) for the period	$(4,510)	$(4,235)	$(8,745)	$59,051	$50,306
(1) Included in the Midstream segment is product sales and service revenue of $91.2 million associated with U.S. operations.

	March 31, 2007
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$1,204,537	$418,470	$1,623,007	$729,130	$2,352,137
Intangible assets	-	-	-	188,028	188,028
Goodwill	330,944	-	330,944	100,409	431,353
Capital Expenditures
Capital Expenditures	38,388	13,564	51,952	365	52,317
Corporate acquisitions	-	-	-	-	-
Oil and gas property acquisitions, net	8,681	35,321	44,002	-	44,002
Goodwill additions	-	-	-	-	-
Working capital
Accounts receivable	73,792	24,287	98,079	179,015	277,094
Petroleum product inventory	-	-	-	74,234	74,234
Accounts payable and accrued liabilities	110,890	40,425	151,315	179,352	330,667
Long-term debt	$193,113	$173,802	$366,915	$598,649	$965,564

	Three months ended March 31, 2006
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream (1)	Total
Revenue
Gross production revenue	$101,470	$40,615	$142,085	-	$142,085
Royalties	(21,191)	(3,959)	(25,150)	-	(25,150)
Product sales and service revenue	-	-	-	473,037	473,037
Realized gain (loss) on financial derivative instruments	(1,936)	(979)	(2,915)	1,478	(1,437)
	78,343	35,677	114,020	474,515	588,535
Expenses
Cost of goods sold	-	-	-	422,729	422,729
Production, operating and maintenance	23,282	11,337	34,619	9,387	44,006
Transportation	1,105	-	1,105	4,653	5,758
Foreign exchange (gain) loss and other	(77)	-	(77)	(82)	(159)
Cash general and administrative	6,418	7,642	14,060	5,015	19,075
	30,728	18,979	49,707	441,702	491,409
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	47,615	16,698	64,313	32,813	97,126
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	8,688	(4,286)	4,402	(39,231)	(34,829)

Other expenses
Depletion, depreciation and accretion	34,649	7,466	42,115	10,795	52,910
Interest on bank debt	1,792	1,262	3,054	3,584	6,638
Interest and accretion on convertible debentures	1,645	1,158	2,803	3,291	6,094
Amortization of deferred financing charges	248	174	422	496	918
Unrealized foreign exchange (gain) loss	-	-	-	(536)	(536)
Non-cash unit based compensation	447	(1,655)	(1,208)	585	(623)
Internal management charge	(259)	259	-	-	-
Capital taxes	1,186	-	1,186	100	1,286
Current and withholding taxes	3,439	1,287	4,726	117	4,843
Future income tax recovery	(21,020)	(320)	(21,340)	(12,498)	(33,838)
	22,127	9,631	31,758	5,934	37,692
Non-controlling interest - USOGP	-	270	270	-	270
Non-controlling interest - Exchangeables	189	14	203	(68)	135
Net income (loss) for the period	$33,987	$2,497	$36,484	$(12,284)	$24,200
(1) Included in the Midstream segment is product sales and service revenue of $128.5 million associated with U.S. operations.

March 31, 2006
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$626,730	$360,206	$986,936	$709,677	$1,696,613
Intangible assets	-	-	-	210,285	210,285
Goodwill	330,944	-	330,944	100,102	431,046
Capital Expenditures
Capital Expenditures	24,625	14,661	39,286	14,622	53,908
Capital acquisitions	-	-	-	-	-
Oil and gas property acquisitions, net	1,395	-	1,395	-	1,395
Goodwill additions	-	-	-	1,978	1,978
Working capital
Accounts receivable	49,416	20,793	70,209	122,394	192,603
Petroleum product inventory	-	-	-	58,704	58,704
Accounts payable and accrued liabilities	61,334	44,251	105,585	152,990	258,575
Long-term debt	$209,817	$177,538	$387,355	$419,634	$806,989